FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending February 2009

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors and
Persons Discharging Managerial Responsibility

Vesting of awards made under GlaxoSmithKline's share plans in 2006

This notification, prepared in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a), sets out the vesting of share options made in 2006, under the GlaxoSmithKline Share Option Plan.

The three-year performance period for the GlaxoSmithKline Share Option Plan awards made to appointed CET members in 2006, at an option price of £14.68 (or US$51.02 in the case of ADSs), which commenced on 1 January 2006, came to an end on 31 December 2008. The performance conditions for this grant were not fully met for awards made to the then Executive Directors and CET members who are all persons discharging managerial responsibility. The Remuneration Committee of the Board of GlaxoSmithKline therefore confirmed that 50.7% of the original grant was exercisable.

	Number of options over Shares/ADSs exercisable
	Shares	ADSs
Mr A P Witty*	89,993
Mr J S Heslop*	117,117
Mr J M Clarke	89,993
Mr M Dunoyer	35,490
Mr D J Phelan		44,997
Mr D Pulman		29,153

* denotes an Executive Director

Grants made in 2006, to senior executives who have since been appointed Executive Directors or CET members were not subject to performance conditions. The Remuneration Committee therefore confirmed that the whole of the original grant was exercisable.

	Number of options over Shares/ADSs exercisable
	Shares	ADSs
Dr M Slaoui*	68,520
Mr S M Bicknell	12,650
Mr E J Gray	26,800
Mr D Learmouth	12,650
Mr D S Redfern	26,800
Ms C Thomas	20,180
Mr J R Stephenne	68,520
Mr W C Louv		11,870

*denotes an Executive Director

The Company, Directors, and Persons Discharging Managerial Responsibility were advised of these transactions on 23 February 2009.

V A Whyte
Deputy Company Secretary

24 February 2009

Enquiries:
UK Media enquiries:	Philip Thomson	(020) 8047 5502
	David Outhwaite	(020) 8047 5502
	Stephen Rea	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Sarah Alspach	(215) 751 7709

European Analyst/Investor enquiries:	David Mawdsley	(020) 8047 5564
	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jen Hill	(215) 751 7002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: February 24 2009

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc